Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated November 1, 2018

and the Prospectus, dated April 25, 2016

Registration No. 333-210919

PRICING TERM SHEET

November 1, 2018

New York Community Bancorp, Inc.

$300,000,000 5.90% Fixed-to-Floating Rate Subordinated Notes due 2028

Issuer:	New York Community Bancorp, Inc.

Expected Ratings:

Baa2 / BB / BBB- / BBB (Moody’s / S&P / Fitch / DBRS)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time. Each rating should be evaluated independently of any other rating.

Security:	5.90% Fixed-to-Floating Rate Subordinated Notes due 2028 (the “Notes”)

Principal Amount:	$300,000,000

Maturity Date:	November 6, 2028

Offering Format:	SEC Registered

Trade Date:	November 1, 2018

Settlement Date:	November 6, 2018

Interest Rate and Interest Payment Dates during Fixed-Rate Period:	5.90%, accruing from and including November 6, 2018 to but excluding November 6, 2023 (“Fixed Rate Period”), payable semi-annually in arrears on each May 6 and November 6, beginning on May 6, 2019 and ending on November 6, 2023. If any Interest Payment Date on or before November 6, 2023 is not a business day, then such date will nevertheless be an Interest Payment Date but the interest on the Notes will be paid on the next succeeding business day (without adjustment in the amount of the interest paid).

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 2.78%, reset quarterly, accruing from and including November 6, 2023 to but excluding the Maturity Date (“Floating Rate Period”), payable quarterly in arrears on each February 6, May 6, August 6, and November 6, beginning on February 6, 2024 (subject to adjustment for business days). If any Interest Payment Date after November 6, 2023 that would otherwise be an Interest Payment Date is not a business day, then the next succeeding business day will be the applicable Interest Payment Date and interest on the Notes will be paid on such next succeeding business day, unless such day falls in the next calendar month, in which case the Interest Payment Date will be brought forward to the immediately preceding day that is a business day.

Business Day:	A “business day” means, for interest payable on or before November 6, 2023 or for any repayment of principal on the Maturity Date or any earlier date of redemption, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, executive order or regulation to close in The City of New York or, if applicable, any other place of payment for the Notes, and, for interest payable after November 6, 2023 (other than on the Maturity Date or any earlier date of redemption), any such day that is also a London banking day (as defined in the preliminary prospectus supplement, dated November 1, 2018, the “Preliminary Prospectus Supplement”).

Day Count Convention:	30/360 during the Fixed Rate Period, and Actual/360 during the Floating Rate Period.

Optional Redemption:	The Issuer may, at its option, redeem the Notes, in whole or in part, beginning on November 6, 2023, and on any interest payment date thereafter at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Redemption after the Occurrence of a Tax Event, Regulatory Capital Treatment Event or 1940 Act Event:	The Issuer may redeem the Notes, in whole but not in part, at any time, including prior to November 6, 2023, at a price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date, upon the occurrence of a “Tax Event”, “Regulatory Capital Treatment Event” or “1940 Act Event” (each as defined in the Preliminary Prospectus Supplement).

Subordination:	The Notes will be subordinated in right of payment to all current and future senior indebtedness of New York Community Bancorp, Inc., as described in the Preliminary Prospectus Supplement.

Use of Proceeds:	For general corporate purposes, which may include opportunistic repurchases of common shares of the Issuer under the share repurchase program announced by the Issuer on October 23, 2018.

Price to Public:	100% of principal amount

Underwriters’ Discount:	1.375% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$295,875,000

CUSIP / ISIN:	649445 AC7 / US649445AC78

Alternative Settlement Cycle:	We expect to deliver the Notes against payment for the Notes on the third business day following the Trade Date (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

Denominations:	$1,000 minimum denomination and $1,000 integral multiples thereof

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Sandler O’Neill & Partners, L.P. Credit Suisse Securities (USA) LLC Jefferies LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	American Capital Partners, LLC Citigroup Global Markets Inc. Raymond James & Associates, Inc.

Additional Information:

The average cost of the Issuer’s interest bearing deposits for the three months ended September 30, 2018 was 1.50% and for the nine months ended September 30, 2018 was 1.30%.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by calling 1-202-793-5170; Sandler O’Neill & Partners, L.P. by calling 866-805-4128; Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, or by calling 1-800-221-1037 or emailing newyork.prospectus@credit-suisse.com; Jefferies LLC, 520 Madison Avenue, New York, NY 10022, Attn: Prospectus Department, or by calling 1-877-877-0696; or Merrill Lynch, Pierce, Fenner & Smith Incorporated 200 North College Street, 3rd floor, Charlotte NC 28255-0001 Attn: Prospectus Department, or by calling 1-800-294-1322 or emailing dg.prospectus_requests@baml.com.

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